Filed by Ensco plc
Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended
Subject Company: Pride International, Inc.
Commission File No: 001-13289

Ensco plc 6 Chesterfield Gardens London W1J 5BQ www.enscoplc.com	Press Release
Ensco Prices $2.5 Billion Offering of Senior Notes
New Debt to Support Previously Announced Acquisition of Pride International
     London, England 8 March 2011 ... Ensco plc (NYSE: ESV) announced today that it has priced an underwritten offering of $1 billion principal amount of 3.25% senior unsecured notes due 2016 and $1.5 billion principal amount of 4.70% senior unsecured notes due 2021. The offering of notes was made pursuant to an effective shelf registration statement and prospectus filed by Ensco with the Securities and Exchange Commission (SEC). As previously reported, Ensco intends to use the net proceeds from the offering to fund a portion of the cash consideration for the pending merger with Pride International, Inc. (NYSE: PDE).
     On 6 February 2011, Ensco entered into a merger agreement with Pride, pursuant to which Ensco will acquire Pride. Based on the closing price of Ensco ADSs of $54.41 on 4 February 2011, the last trading day before the announcement of the merger agreement, it is estimated that the total value of the merger consideration to be received by Pride stockholders will be approximately $7.7 billion. This merger consideration will be comprised of approximately $2.9 billion to be paid in cash and the issuance and delivery of approximately 88 million Ensco ADSs based on the number of outstanding shares of Pride common stock, assuming all Pride stock option awards are exercised before the completion of the merger. The transaction is subject to approval by the shareholders of Ensco and Pride, as well as other customary closing conditions.
     The offering is not conditioned upon the completion of the proposed merger. However, in the event that the merger is not consummated on or before 3 February 2012, or the merger agreement is terminated before such time, Ensco will be required to redeem all of the notes referenced above that are then outstanding. If the merger agreement is terminated within the six-month period following the 17 March 2011 issue date, the redemption price will be 101% of the aggregate principal amount of the notes, plus accrued and unpaid interest to the redemption date. If the merger is not consummated or the merger agreement is terminated on or before 3 February 2012, but after the six-month period following the 17 March 2011 issue date, the redemption price will equal 102% of the aggregate principal amount of the notes, plus accrued and unpaid interest to the redemption date.
     The notes due 2016 will be issued at 99.239% of their principal amount, and will have a fixed-rate interest coupon of 3.25% and a maturity date of 15 March 2016. The notes due 2021 will be issued at 98.025% of their principal amount, and will have a fixed-rate interest coupon of 4.70% and a maturity date of 15 March 2021. The expected settlement date for the offering is 17 March 2011.
     Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and Wells Fargo Securities, LLC are acting as joint book-running managers in connection with the notes offering. DnB NOR Markets, BBVA Securities, HSBC Securities (USA) Inc., Mitsubishi UFJ Securities (USA), Inc., Natixis Securities N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Lloyds Securities Inc. are acting as co-managers. The final prospectus supplement and related prospectus for this offering may be obtained on the SEC website at www.sec.gov or, upon

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request, from any of the joint book-running managers: Citigroup Global Markets Inc., Prospectus Department, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, NY 11220, telephone: 1-877-858-5407; Deutsche Bank Securities Inc., 100 Plaza One, Floor 2, Jersey City, New Jersey 07311-3901, telephone: 1-800-503-4611; or Wells Fargo Securities, LLC, Syndicate Operations, 1525 West W.T. Harris Blvd, Charlotte, NC, 28262, telephone: 1-800-326-5897.
     This press release does not constitute an offer to sell or the solicitation of an offer to buy the notes described herein. The notes will be offered by means of a prospectus, meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and only to such persons and in such jurisdiction as is permitted by applicable law. The offering of notes was made pursuant to an effective shelf registration statement and prospectus filed by Ensco with the SEC.
     Ensco plc (NYSE: ESV) brings energy to the world as a global provider of offshore drilling services to the petroleum industry. With a fleet of ultra-deepwater semisubmersible and premium jackup drilling rigs, Ensco serves customers with high-quality equipment, a well-trained workforce and a strong record of safety and reliability. To learn more about Ensco, please visit our website at www.enscoplc.com. Ensco plc is an English limited company (England No. 7023598) with its registered office and corporate headquarters located at 6 Chesterfield Gardens, London W1J 5BQ.
Forward-Looking Statements
Statements contained in this press release that state Company or management intentions, hopes, beliefs, anticipations, expectations or predictions of future events are forward-looking statements. Such forward-looking statements include references to the expected use of proceeds of the senior notes offering, the pending merger with Pride, the anticipated issuance and delivery of Ensco ADSs in connection with the pending merger, and the contemplated financing of the pending merger.
It is important to note that the Company’s actual results could differ materially from those projected in such forward-looking statements. The factors that could cause actual results to differ materially from those in the forward-looking statements include the following: (i) failure to consummate the offering, (ii) termination of the pending merger, (iii) inability to consummate the pending merger by 3 February 2012 that results in a redemption of the notes, (iv) actions by regulatory authorities, rating agencies or other third parties and (v) other risks described as Risk Factors in the Company’s Annual Report on Form 10-K for the year ended 31 December 2010, and otherwise in the Company’s SEC filings. Copies of such SEC filings may be obtained at no charge by contacting our Investor Relations Department at 214-397-3015 or by referring to the Investor Relations section of our website at www.enscoplc.com.
The Company disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements to reflect any change in Company or management expectations or any change in events, conditions or circumstances on which any such statements are based.
Important Additional Information Regarding The Proposed Merger with Pride Has Been Filed With The SEC
In connection with the proposed merger, Ensco has filed a registration statement including a preliminary joint proxy statement/prospectus of Ensco and Pride with the SEC. INVESTORS AND SECURITY HOLDERS OF ENSCO AND PRIDE ARE ADVISED TO CAREFULLY READ THE REGISTRATION STATEMENT AND PRELIMINARY PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS TO IT) BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. A definitive joint proxy statement/prospectus will be sent to security holders of Ensco and Pride seeking their approval of the proposed merger. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when available) and other relevant documents filed by Ensco and Pride with the SEC from the SEC’s website at www.sec.gov. Security holders and other interested parties will also be able to obtain, without charge, a copy of the definitive joint proxy statement/prospectus and other relevant documents (when available) by directing a request by mail or telephone to either Investor Relations, Ensco plc, 500 N. Akard, Suite 4300, Dallas, Texas 75201, telephone 214-397-3015, or

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Investor Relations, Pride International, Inc., 5847 San Felipe, Suite 3300, Houston, Texas 77057, telephone 713-789-1400. Copies of the documents filed by Ensco with the SEC are available free of charge on Ensco’s website at www.enscoplc.com under the tab “Investors.” Copies of the documents filed by Pride with the SEC are available free of charge on Pride’s website at www.prideinternational.com under the tab “Investor Relations.” Security holders may also read and copy any reports, statements and other information filed with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.
Ensco and Pride and their respective directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective security holders with respect to the merger. Information about these persons is set forth in Ensco’s proxy statement relating to its 2010 General Meeting of Shareholders and Pride’s proxy statement relating to its 2010 Annual Meeting of Stockholders, as filed with the SEC on 5 April 2010 and 1 April 2010, respectively, and subsequent statements of changes in beneficial ownership on file with the SEC. Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the respective companies’ security holders generally, by reading the joint proxy statement/prospectus and other relevant documents regarding the transaction, which will be filed with the SEC.

Investor and Media Contact:	Sean O’Neill
Vice President
214-397-3011